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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For              PRESS RELEASE ISSUED ON JULY 23, 2002
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                 QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
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                 (Translation of Registrant's Name into English)

                 612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
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                 (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                    Form 40-F  X
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(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                          No  X
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                                  Press Release
                                       of
                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K


Documents index

1.   Press Release issued on July 23, 2002 (#12/02).


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                                [GRAPHIC OMITTED]

JULY 23, 2002                                                              12/02
FOR IMMEDIATE RELEASE                                                Page 1 of 3

                     QUEBECOR WORLD IN AGREEMENT WITH SEARS
                            TO PROVIDE PAPER SERVICES

GREENWICH, CONN., JULY 23, 2002 - Quebecor World (NYSE, TSX: IQW) announced today that it has entered into a long-term agreement with Sears, Roebuck and Co. to furnish all the roll stock paper, which Sears uses for its national newspaper insert program. Quebecor World will begin providing these services immediately, resulting in supply chain benefits for all parties.

This new agreement expands Quebecor World's relationship with Sears, which dates back more than 50 years. Quebecor World currently prints Sears' entire national newspaper insert program, which supplies inserts to more than 865 newspapers nationwide, as well as some of Sears' other print programs. Quebecor World will now supply all roll stock paper for the same.

In commenting on the new agreement, Marc Reisch, President, Chairman and CEO, Quebecor World North America, stated, "We are very excited that a company as large as Sears recognizes that we are best positioned within their print production supply chain to streamline processes and provide paper management services for all of their printing needs. This is a large and important step for the entire supply chain, and we look forward to bringing substantial benefits to Sears, paper suppliers, and Quebecor World."

Paper will be sourced for 18 facilities at Quebecor World, in addition to certain facilities of other printers utilizing roll stock paper for producing Sears' work. Quebecor World and Sears will work with paper suppliers to maximize supply chain efficiency through specification management, inventory reduction, trim and asset utilization, and inbound logistics.

"This decision is another step in our continued drive to significantly improve the productivity of our marketing investment," said David Selby, Sears Senior Vice President, Marketing. "We're very comfortable partnering with Quebecor World and with its ability to continue to define more efficient and effective ways for Sears to connect with its customers."

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FOR IMMEDIATE RELEASE                                                Page 2 of 3

In summarizing what this new arrangement represents, David Boles, President, Quebecor World Retail Group, said, "We are committed to bringing specialized business solutions to our customers, to help them retain a competitive edge in today's challenging marketplace. We will continue to bring the full spectrum of Quebecor World's products and services to our customers, in ways that positively impact their bottom line. Working with customers on supply chain optimization is a key strategy for our organization."

ABOUT QUEBECOR WORLD, INC:

Quebecor World Inc. (NYSE, TSX: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value-added services. The Company has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Belgium, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

ABOUT SEARS, ROEBUCK AND CO:

Sears, Roebuck and Co. is a broadline retailer with significant service and credit businesses. In 2001, the company's annual revenue was more than $41 billion. The company offers its wide range of apparel, home and automotive products and services to families in the U.S. through Sears stores nationwide, including approximately 870 full-line stores. Sears also offers a variety of merchandise and services through its Web site, sears.com. In June 2002, Sears acquired Lands' End, a direct merchant of traditionally styled, classic Lands' End clothing offered to customers around the world through regular mailings of its specialty catalogs and online at landsend.com.


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FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Ross
Director of Communications
Quebecor World Inc.
(514)-877-5317

Jeremy Roberts
Director, Corporate Finance and Investor Relations
Quebecor World Inc.
Office: (514) 877-5118
Toll Free: 800 567-7070

Ann Marie Bushell
Executive Vice President,
Sales & Marketing
Quebecor World, North America
212-583-6528

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                               QUEBECOR WORLD INC.


                            By:       /s/ Marie D. Hlavaty
                            Name:   Marie D. Hlavaty
                            Title:  Vice President, General Counsel & Secretary



Date: July 9, 2002